UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             --------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No: ______)*


                              WESTWAY GROUP, INC.
                             --------------------
                                (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

                             --------------------
                         (Title of Class of Securities)

                                  961698B 100
                             --------------------
                                 (CUSIP Number)

                                  Fred Ganning
                               8 Tall Pines Road

                              Morristown, NJ 07960
                                 (973) 267-6278

                             --------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 29, 2009
                              --------------------
            (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following | |

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP NO. 96169B 100
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Fred Ganning
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b)
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                        7     SOLE VOTING POWER

                              1,165,139 Shares of Class A Common Stock
                    ------------------------------------------------------------
       NUMBER OF        8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY             488,190 Shares of Class A Common Stock
       OWNED BY     ------------------------------------------------------------
       REPORTING        9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                 1,165,139 Shares of Class A Common Stock
                    ------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              488,190 Shares of Class A Common Stock
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,653,329 Shares of Class A Common Stock (1)
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [_]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.4%*
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14    TYPE OF REPORTING PERSON

      IN
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(1) The information provided for herein includes shares and warrants owned by
Simplex Corporation, a New York corporation, of which Fred Ganning is the sole shareholder. Mr. Ganning disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

* Percentage calculated on the basis of an aggregate amount of 12,879,033 shares of common stock issued and outstanding on June 1, 2009 as disclosed in the Company's Report on Form 8-K filed June 2, 2009, together with 470,000 shares of Class A Common Stock which would be issuable upon the exercise of 470,000 Warrants owned by Simplex Corporation for the purposes of calculating the percent of class.

EXPLANATORY NOTE: On November 25, 2008, the Issuer entered into a Transaction Agreement, as amended and restated as of May 1, 2009 with ED&F Man Holdings Limited ("ED&F Man"), Westway Holdings Corporation and certain other parties. Pursuant to the Transaction Agreement, the Issuer acquired the Westway bulk liquid storage and liquid feed supplements businesses of ED&F Man in exchange for shares of the Company's common and preferred stock and cash. This Statement on Schedule 13D is being filed by the Reporting Person named below to report the acquisition of securities of the Issuer that were received by the Reporting Person in exchange for securities of ED&F Man that were owned by the Reporting Person, as well as to report the beneficial ownership of securities of the Issuer at such time. Concurrently with this Statement, the Reporting Person is filing amendments to this Statement to reflect changes that have occurred since the date of the event that required the filing of this Statement.

                                  Schedule 13D

Item 1. Security and Issuer.

      This Statement on Schedule 13D (this "Statement") is being filed pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

      This Statement relates to the Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of Westway Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 365 Canal Street, Suite 2900, New Orleans, Louisiana 70130.

Item 2. Identity and Background.

      (a, b, c and f) This Statement is being filed by Mr. Fred Ganning, an individual ("Ganning" or the "Reporting Person"). Ganning is a citizen of the United States. Ganning is the sole shareholder, officer and director of Simplex Corporation, a corporation organized under the laws of the State of New York ("Simplex"). The principal business of Simplex is to hold securities. The address of the principal business office of each of Ganning and Simplex is: 8 Tall Pines Road, Morristown, NJ 07960.

      (d and e) During the last five years, neither the Reporting Person and to the knowledge of the Reporting Person, none of the directors and officers of Simplex has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to an offer from ED&F Man Holdings Limited ("EDFM"): (i) Simplex sold 2,239,545 ordinary shares of EDFM, and (ii) Ganning sold 360,455 ordinary shares of EDFM for an aggregate of 2,600,000 ordinary shares of EDFM, in exchange for an aggregate of 1,165,139 shares of Common Stock of the Company.

      Simplex expended an aggregate of $130,677.12 from its working capital to acquire an aggregate of: (i) 18,190 shares of Common Stock, and (ii) 470,000 warrants, with each warrant exercisable to purchase one share of Common Stock at an exercise price of $5.00 per share until May 24, 2011 (a "Warrant").

Item 4. Purpose of Transactions

      The Reporting Person, as of the date that required this filing, intended to hold the shares of Common Stock of the Company for investment purposes. The Reporting Person, as of the date that required this filing, had no intention to purchase additional shares of Common Stock. However, the Reporting Person reserved the right purchase from time to time in open market or privately negotiated transactions, additional shares of Common Stock, or options or derivatives related thereto. In determining whether to purchase shares of Common Stock, the Reporting Person had intended to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Common Stock, other opportunities available to the Reporting Person, developments with respect to the Reporting Person's business, and general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Person may have determined to dispose of all or a portion of its Common Stock. Other than as discussed herein, the Reporting Person had no plans or proposals which relate to or would result in (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) As of May 29, 2009, Ganning may be deemed to be the beneficial owner of 1,653,329 shares of Common Stock, representing 12.4% of the outstanding shares of Common Stock. Such shares consist of: (x) 1,183,329 shares of Common Stock (of which 18,190 shares of Common Stock are owned by Simplex), and (y) 470,000 shares of Common Stock issuable upon the exercise of 470,000 Warrants owned by Simplex.

      (b) As of May 29, 2009, Ganning may be deemed to have (x) sole voting and dispositive power over 1,165,139 shares of Common Stock, and (y) shared voting and dispositive power over 488,190 shares of Common Stock beneficially owned by Simplex.

      (c) The transactions in the shares of the Company's Common Stock by the Reporting Person during the past 60 days prior to the date of the event that required the filing of the Statement are set forth in Schedule A hereto and incorporated herein by reference.

      (d) Ganning, as the sole shareholder of Simplex Corporation, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 488,190 shares owned of record by Simplex. Pursuant to Rule 13d-4 under the Exchange Act, Ganning disclaims the beneficial ownership of these shares except to the extent of his pecuniary interest therein.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None in addition to the transactions described in Item 3.

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 16, 2012

                                                   /s/ Fred Ganning
                                                   -----------------------------
                                                   Fred Ganning

                                   SCHEDULE A
                                   ----------

     This Schedule sets forth information with respect to transactions in the Common Stock and Warrants which were effectuated by a Reporting Person during the past sixty (60) days prior to the date of event which required the filing of this statement. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

                              SIMPLEX CORPORATION
                              -------------------

Shares of Common Stock

Trade Date:                    Shares Purchased:             Price Per Share($):
-----------                    -----------------             -------------------
5/21/09                             14,190                          5.83




Warrants to purchase Common Stock

Trade Date:                 Number of Warrants Sold:            Sale Price($):
-----------                 ------------------------            --------------
5/27/09                             20,000                            .19
5/22/09                             30,000                            .17
5/21/09                             70,000                            .16